Exhibit 99.101

Amaya Granted UK Gaming Licenses for PokerStars, Full Tilt and B2B Businesses

MONTREAL, March 20, 2015 /CNW/ - Amaya Inc. (TSX: AYA) announced today that it has received licenses from the UK Gambling Commission for PokerStars and Full Tilt to operate online poker and other gaming within the United Kingdom. Since late 2014, the brands had been operating under temporary continuation licenses. Previously, they were white-listed under their Isle of Man gaming licenses. Amaya’s B2B online casino business has also received licenses to continue supplying UK-facing online gaming operators with online gaming content and technology.

“We are very pleased to receive operating licenses in the UK, which is a large and growing market for us,” said Eric Hollreiser, Head of Corporate Communications for Amaya and PokerStars. “We continue to build upon PokerStars’ leadership in poker in the UK and intend to leverage our scale and expertise to become market leaders in casino and sports betting.”

The issuance of the UK gaming licenses follows a thorough review including, but not limited to:

•	financial stability and history

•	corporate and business unit management structure

•	technology

•	game integrity

•	payment processing and security

•	anti-crime and anti-money laundering protections

•	responsible gaming policies and practices

•	regulatory approach to various geographic operations

The UK Gambling Commission has introduced a rating system for player fund protection. PokerStars and Full Tilt have voluntarily applied the very highest standards of player fund protection whereby UK player funds are held separately by a trustee, consistent with the approach PokerStars pioneered on the Isle of Man.

“We believe the UK licenses illustrate the strength of our platforms, our regulatory approach, and our commitment to integrity, security, and consumer protection,” Hollreiser said. “PokerStars and Full Tilt now hold licenses from a dozen European jurisdictions.”

Rational Group was recently recognized for its stringent and ethical responsible gaming policies by being awarded the ‘Socially Responsible Operator of the Year Online’.

ABOUT AMAYA

Amaya owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in major global casinos, and poker programming created for television and online audiences. PokerStars is the world’s most popular and successful online poker brand. Amaya also provides B2B interactive and physical gaming solutions to the regulated gaming industry.

Forward-Looking Statements

Certain statements included herein, including those that express management’s expectations or estimates of future performance constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business and economic uncertainties and contingencies. Investors are cautioned not to put undue reliance on forward looking statements. Except as required by law, the Corporation does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events.

SOURCE Amaya Inc.

%SEDAR: 00029939E

For further information:

For Media Inquiries: Eric Hollreiser, Press@amaya.com

For Investor Inquiries: Tim Foran, +1.416.545.1325, ir@amaya.com

CO: Amaya Inc.

CNW 12:23e 20-MAR-15